Geogreens

Profit and Loss
January - December 2022

	TOTAL
Income	
PayPal Sales	395.80
Refunds Given	2,349.80
Sales	12.50
Sales of Product Income	20,429.12
Sales of Product Income - Online B2C Sales	49.20
Services	26,792.14
Total Income	**$50,028.56**
Cost of Goods Sold	
Cost of goods sold	0.00
Freight in - COGS	145.92
Supplies & materials - COGS	6,548.79
Supplies & Materials - COGS - Growing Medium	2,105.55
Supplies & Materials - COGS - Bulk Packaging	787.41
Supplies & Materials - COGS - IPM	199.63
Supplies & Materials - COGS - Labeling	90.00
Supplies & Materials - COGS - Market Packaging	94.67
Supplies & Materials - COGS - Nutrient Mix	560.83
Supplies & Materials - COGS - PH Balancing & H202	171.81
Supplies & Materials - COGS - Seeds	1,714.56
Total Supplies & materials - COGS	**12,273.25**
Total Cost of goods sold	**12,419.17**
Shipping, Freight & Delivery - COS	658.43
Shipping, Freight & Delivery - COS - Taping, Wrapping, and Boxing	202.32
Total Shipping, Freight & Delivery - COS	**860.75**
Total Cost of Goods Sold	**$13,279.92**
GROSS PROFIT	**$36,748.64**
Expenses	
Advertising & marketing	479.01
Food Certifications	977.50
Listing fees	100.00
Total Advertising & marketing	**1,556.51**
Advertising/Promotional	65.78
Business licenses	0.00
Dues & subscriptions - GS Barcode	50.00
Total Business licenses	**50.00**
Commissions & fees	70.00

	TOTAL
Contract labor	20,141.94
Contract Labor - Lab Work	305.00
Cost of Labor	900.00
Total Contract labor	**21,346.94**
Cost of Labor	0.00
Cost of Labor - Outsider Contractors	1,385.00
Total Cost of Labor	**1,385.00**
Entertainment	168.23
Entertainment - Educational Book Creation	360.00
General business expenses	1,283.00
Bank fees & service charges	60.50
Grant & Loan Program Application Fees	600.00
Memberships & subscriptions	3,012.07
Office/General Administrative Expenses - Virtual Assistant	624.75
Uniforms	780.99
Total General business expenses	**6,361.31**
Insurance	194.32
Business insurance	1,216.22
Liability insurance	576.72
Total Insurance	**1,987.26**
Insurance Auto Insurance	1,305.00
Interest paid	0.00
Business loan interest	933.29
Short term business loan interest	2,408.96
Total Business loan interest	**3,342.25**
Interest Paid - Short Term Business Loan Principal Interest	15,462.33
Total Interest paid	**18,804.58**
Lease buyout	12,116.10
Meals	0.00
Meals with clients	142.28
Total Meals	**142.28**
Office expenses	0.00
Office supplies	2,236.30
Printing & photocopying	45.95
Shipping & postage	101.95
Small tools & equipment	262.99
Software & apps	857.98
Total Office expenses	**3,505.17**

Geogreens

Profit and Loss
January - December 2022

	TOTAL
Office/General Administrative Expenses	153.52
Other Business Expenses - Buffer	3,867.84
Other Business Expenses - Credit Repair	800.00
Other Business Expenses - Pest Control	63.50
Other Business Expenses - Vehicle Purchase	6,700.00
Other Miscellaneous Service Cost - Website Maintenance	1,925.00
PayPal Fees	28.97
Payroll expenses	750.00
QuickBooks Payments Fees	35.51
Refunds Given - Refund to Customer	62.18
Rent	11,751.90
Repairs & maintenance	222.85
Supplies	134.73
Grow Equipment	6,340.17
Grow Supplies	4,191.37
Supplies	588.18
Supplies & materials	107.70
Total Supplies	**11,362.15**
Taxes paid	0.00
Taxes Paid - Yearly Business Tax	10,064.22
Total Taxes paid	**10,064.22**
Travel	0.00
Vehicle rental	506.50
Total Travel	**506.50**
Utilities	0.00
Phone service	1,562.28
Total Utilities	**1,562.28**
Virtual Agent	99.95
Total Expenses	**$119,180.53**
NET OPERATING INCOME	$ -82,431.89
Other Income	
Interest earned	90.77
Late Fee Income	87.85
Total Other Income	**$178.62**
Other Expenses	
Other Miscellaneous Expense - Banking Change	121,000.00
Vehicle expenses	0.00
Parking & tolls	43.00
Vehicle gas & fuel	1,321.23

	TOTAL
Vehicle repairs	1,015.99
Total Vehicle expenses	**2,380.22**
Total Other Expenses	**$123,380.22**
NET OTHER INCOME	**$ -123,201.60**
NET INCOME	**$ -205,633.49**

Geogreens

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-113,364.21
Checking	204,270.34
PayPal Bank	-1,678.40
QuickBooks Checking Account	2,105.16
Savings	2,000.57
Total Bank Accounts	**$93,333.46**
Accounts Receivable	
Accounts Receivable (A/R)	6,239.18
Total Accounts Receivable	**$6,239.18**
Other Current Assets	
Employee cash advances	1,010.00
Payments to deposit	1,808.82
Uncategorized Asset	2,307.23
Total Other Current Assets	**$5,126.05**
Total Current Assets	**$104,698.69**
TOTAL ASSETS	**$104,698.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
New Jersey Division of Taxation Payable	16.90
Other Current Liabilities - Credit Card Payments	-3,376.17
Out Of Scope Agency Payable	0.00
Short-term business loans	73,948.97
Total Other Current Liabilities	**$70,589.70**
Total Current Liabilities	**$70,589.70**
Long-Term Liabilities	
Long-term business loans	12,005.00
Total Long-Term Liabilities	**$12,005.00**
Total Liabilities	**$82,594.70**
Equity	
Grant Income	48,565.03
Opening balance equity	1,031.55
Partner Contributions	204,263.52
Retained Earnings	-39,301.73
Shareholders' equity	13,179.11

Geogreens

Balance Sheet
As of December 31, 2022

	TOTAL
Net Income	-205,633.49
Total Equity	**$22,103.99**
TOTAL LIABILITIES AND EQUITY	**$104,698.69**

Geogreens

Statement of Cash Flows
January 1 - December 30, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-205,633.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-6,236.18
Employee cash advances	-1,010.00
Uncategorized Asset	-2,416.22
New Jersey Division of Taxation Payable	16.90
Other Current Liabilities - Credit Card Payments	-3,376.17
Out Of Scope Agency Payable	0.00
Short-term business loans	-1,051.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-14,072.70**
Net cash provided by operating activities	**$ -219,706.19**
FINANCING ACTIVITIES	
Long-term business loans	12,005.00
Grant Income	16,065.03
Partner Contributions	119,264.12
Net cash provided by financing activities	**$147,334.15**
NET CASH INCREASE FOR PERIOD	**$ -72,372.04**
Cash at beginning of period	167,514.32
CASH AT END OF PERIOD	**$95,142.28**